Filed by Hudson Executive Investment Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hudson Executive Investment Corp.

Commission File No. 001-39314

Hudson Executive Capital and Talkspace Merger Announcement Conference Call, January 13, 2021

C O R P O R A T E    P A R T I C I P A N T S

Doug Braunstein, Founder and Managing Partner, Hudson Executive Capital

Oren Frank, Co-Founder and Chief Executive Officer, Talkspace

Mark Hirschhorn, President, Chief Operating Officer and Chief Financial Officer, Talkspace

P R E S E N T A T I O N

Doug Braunstein

This is Doug Braunstein, and thanks for joining us to talk about our merger with Talkspace.

I want to start by introducing the speakers today. You’ll hear first from Oren Frank. Oren is the Founder—Co-Founder and CEO of Talkspace, having started the company with his wife in 2012. Before that, he had a very successful career in digital information-based consumer-branded marketing, and we believe he’s built the preeminent digital behavioral healthcare company. He’ll be joined by Mark Hirschhorn, who’s the President, Chief Operating Officer and CFO. He joined the company in 2019, after a very successful executive experience at Teladoc.

I want to briefly introduce, on Page 3, their partners, Hudson Executive Investment Corp.

Doug Bergeron is co-managing partner of the firm. He has a distinguished and very successful 35-year career, including a decade as the CEO of VeriFone, a company that he took public and built into an international market leader with over $5 billion in enterprise value, and he brings a wealth of operational and public market experience to the firm.

I have 35 years in practice, as well, that began as an investment banker focused on M&A for healthcare companies back in the ‘80s, and I worked almost 20 years as a Manager at J.P. Morgan, where I led the healthcare business, the merger department, investment banking, and capital markets. I ultimately became the Chief Financial Officer of J.P. Morgan, after the financial crisis, and worked directly for Jamie for almost 10 years, and left the firm as a Vice Chairman in 2015. I formed Hudson Executive Corp. with about $250 million of assets. Today, we manage a little over $1.5 billion.

What’s unique about our firm is that the founding investors were made up of a network of 35 current and former Chief Executive Officers and other Senior Executives who are both investors in Hudson, sponsors of the SPAC, and as you see some of those names on the bottom right of Page 3, some of the most successful executives in healthcare. We put them to work, and they have been working with us on Talkspace and will be available to Oren and Mark and the company as resources to help make Talkspace successful.

Finally, just a brief word on our SPAC. It’s $414 million. We upsized the transaction back in June when we closed. The SPAC, itself, has a $50 million forward purchase agreement for this transaction.

On Page 4, I want to just highlight, from an investor standpoint, at Hudson what were the compelling attributes that caused us to consummate this merger with Talkspace.

Hudson Executive Capital and Talkspace Merger Announcement Conference Call, January 13, 2021

First and foremost, Talkspace is a unique, purpose-built digital platform that’s really designed to address the unmet medical needs in behavioral healthcare.

Second, the company addresses a very large and growing TAM, both domestically and internationally. The behavioral business and the application of digital capabilities to service patients and customers has grown through the pandemic, we believe those changes are durable and sustainable on a go-forward basis. What that does is it yields very exciting underlying economics for this business—very high top line growth, attractive unit economics on a customer basis, it is a scalable platform that will yield free cash flow over time, and, ultimately, we believe this is a very attractive investment.

The last piece I want to highlight is this is a perfect partnership for Hudson Executive and our SPAC. We are partnering with an experienced, successful and mission-driven Management Team, and we believe that one plus one will equal three, with our capabilities and experience in both the healthcare business and in technology, and our group of CEO partners, will make the growth trajectory here more attractive over time.

Finally, I want to talk briefly about valuation, on Page 5. We’ve got here Teladoc and Amwell, as we believe the most comparable of the public market businesses today. Three takeaways from this page.

One is Talkspace’s operating statistics are quite attractive: higher growth and best-in-class margins.

Second, we have both a B2B and a B2C model. Those are mutually reinforcing. Oren and Mark are going to talk about those, but we think those represent multiple ways to win in the marketplace.

Then, finally, the fact that we have continuity in our clinicians, we think delivers better outcomes. Talkspace is more than just a simple marketplace. We actually believe that over time Talkspace will improve outcomes for both the patients and for payers and employers, and ultimately reduce costs through the system.

Then, finally, just a broader word, on Page 6, on valuations. You see a broad list of peers here, and I think two takeaways here. One is, on a relative revenue basis, we think this company is priced at a very attractive multiple, literally half of the 2022 expected revenue multiple to the peer set, and it grows at two times the average for this peer set.

With that, I want to turn it over to my partners, Oren and Mark, and again remind you how excited we are to be partnering with what we think is an outstanding Management Team.

Oren Frank

Thanks very much, Doug, and good to meet everyone.

My name is Oren Frank and, as Doug mentioned, I’m the Co-Founder and the CEO of Talkspace. I started Talkspace, along with my Co-Founder, who’s also my wife, in 2012, so just under nine years ago. But the real genesis of Talkspace began earlier, when Roni and I suffered difficulties in our marriage, in our relationship, which eventually led us to couples therapy, which we found extremely helpful, valuable, and we strongly believe that the outcome was worth the investment, as we have remained married and have two beautiful daughters, so very good ROI in our minds.

We fell in love with this profession of psychotherapy, and behavioral health in general, we started to look at the market before starting Talkspace and found a massively underserved market in terms of two main aspects.

Hudson Executive Capital and Talkspace Merger Announcement Conference Call, January 13, 2021

One, access to behavioral healthcare is extremely limited, and I’ll give you some data points around this market, over 25% of every population will suffer a diagnosable or a clinical level mental health issue every year. That amounts to around 70 million Americans every year. Of this group, of those 70 million, just about a third to 40% will have any access to any form of behavioral healthcare, so the vast majority will go completely untreated.

I would say on the other side, the biggest—the second large failure of the system is the quality of outcomes, or clinical outcomes, where, again, about a third of people that do receive any form of care will show strong clinical outcomes, but many others will not. This has always led us to focus on the underserved or the locked part of this, I would say, mammoth trend.

Since we started Talkspace, we have always measured the members that join us on whether they have had access to psychotherapy or psychiatry before, or if this is their very first time, and we are very proud of the fact that over 60% of the people using Talkspace through its entire history have never been to any form of care before. We think it is good feedback for what we are doing to remove those, I would say, basic entry barriers, which are, as I mentioned, access and quality of care.

If we look at the short history of Talkspace, we have served over 2 million members to date, in aggregate. This allows us to, I would say, as a technology firm, acquire and learn from the very large data sets on what works and what doesn’t. We had started a direct-to-consumer company in 2012, but in the last couple of years, and especially since Mark Hirschhorn joined us, we have dramatically expanded our services into enterprise markets, as well, and now cover around 40 million commercial lives. We currently have over 46,000 active members, or patients, using our platform. We are building what is quickly becoming the number one brand in virtual behavioral healthcare. We have a strong and nationwide, 50 states, clinical network, which is highly credentialed, and, most importantly, we see very, very strong, equal to or sometimes better, clinical outcomes, when compared to the best outcomes of traditional care, but at a very large scale.

Talkspace is essentially a technology company. That needs to be remembered. Most of our employees are actually software engineers. We go to market and solve both clinical access and business issues through the use of code.

In Slide 10, you will have a quick overview of our Leadership Team. Every business is a people’s business, but, of course, a company that wants to democratize (phon) behavioral health services, it’s all about the people even more than ever before, and you will see a very strong team, I would say, very much aligned, around our mission to open up access to care, and deliver strong clinical outcomes, with very diverse backgrounds and experiences, which is essential to generating the level of innovation and disruption that we need to deliver in order to dramatically improve, I would say, both the efficacy and the efficiency of the behavioral health delivery system.

As Doug mentioned before, behavioral healthcare is actually a perfect fit for virtual healthcare. When you see a psychologist or a psychiatrist, there is no reason to touch each other to reach a diagnosis, there are no x-rays or blood tests. Therefore, I would say, the consultation with a therapist and a psychiatrist is essentially a conversation, an exchange of information, education, and can be had very, very effectively in remote settings. Therefore, we strongly believe that the mass market in behavioral healthcare, around 80% of all cases and acuities and conditions can and should be delivered through virtual care. It is a much more efficient and efficacious modality, or format, that allows us to remove most of the entry barriers that exist in the traditional delivery of behavioral healthcare.

On top of that, I would add that our particular modality that was developed—invented and developed at Talkspace—offers very strong improvement over the traditional journey through behavioral healthcare, and I’ll name just but a few.

Hudson Executive Capital and Talkspace Merger Announcement Conference Call, January 13, 2021

Instead of meeting a provider face-to-face once a week, typically for 50 minutes in an office setting; through our platform, you can communicate with your provider five days a week, on a daily or hourly basis, in an unlimited manner, and the level of engagement that that generates is significantly higher than that single weekly meeting. The ability to do this on a daily basis makes therapy and psychiatry part of our daily lives and, therefore, offers, I would say, far more room for this relationship to be valuable for us in our day-to-day. The way to we go to market in our direct-to-consumer go-to-market costs less than half, and this is a major entry barrier, than the typical cost of face-to-face therapy across the United States.

The next point is we have managed over the years to learn how to know one of the bigger mysteries of this category, which is who is a good therapist and who is a good psychiatrist. For me or for Mark or for Doug, those will be different individuals with different backgrounds and qualifications, because we will suffer from different issues. This ability to actually match the right provider in a qualitative manner is a huge breakthrough in the delivery of behavioral healthcare, and is informed and powered by our technology platform.

The next point I would like to address is tenure. People who typically use face-to-face or brick-and-mortar therapy in the United States stay for less than two weeks in a year on average. That is very low levels of utilization, that are, in part, responsible for the lack of strong clinical outcomes, because we know through research that you need at least eight to 12 weeks of therapy in order to show a remission or strong clinical outcome. Therefore, people who just go for a couple of sessions are essentially not investing the time or money in a productive way. A typical or an average B2C user of Talkspace will stay on the platform for over five months, so dramatically longer than what the traditional modality offers. Therefore, this tenure allows us to get the treatment going for long enough, with the right therapist or psychiatrist matched to that patient, in order to show very strong clinical outcomes, which I will describe later on in the presentation.

Talkspace is, I would say, built on a technology of very modern, zero legacy technology platform that allows us to understand our data and inform the decisions of both the providers and the members and the clinical leadership of Talkspace in real time. This is a very modern approach that, unfortunately, had not been built before Talkspace came to be.

I will move to Slide 12, in which I will briefly describe our two go-to-markets.

On the top left side, you will see our direct-to-consumer offering, which is essentially three tiers, or plans, that offer every Talkspace member their right level of engagement and the right media mix, or modality, which are a good fit for them. This has been a go-to-market that we have been building through the last eight or nine years, and is now very strong and grows very effectively over time, as you can see on the right-hand side of the slide. As I mentioned before, the average tenure, or lifetime, of users on this go-to-market is 5.4 months, and the monthly ARPU is over $260. We also offer psychiatry through our direct-to-consumer go-to-market in all 50 states, including prescriptions and fulfillments all the way to your local pharmacy or to your home. This, unfortunately, as I mentioned, before, and as Doug mentioned before, has been growing through the last years, and doubly so, or more pronouncedly so through COVID.

On the bottom left, you will see our enterprise, or B2B, go-to-market. That is essentially made out of two business lines.

In the first model, we work as part of the network of the large health plans in the United States, and people who are covered by those plans have access to Talkspace therapy and/or psychiatry through their payer or insurance plan. Members using this kind of coverage may have to pay co-pay or deductible, according to their level of coverage, and we will have very strong annual fee-for-service-based deals with those payers or insurance plans.

Hudson Executive Capital and Talkspace Merger Announcement Conference Call, January 13, 2021

The other business line in the enterprise go-to-market is working directly with large employers who wish to add better access and measure quality outcomes in a more thorough manner for their employees, for their workforce. I would say that those large employers are aware of the gap in the market that needs to be filled and allow more people to access and benefit from behavioral healthcare.

Both those go-to-markets have been growing dramatically fast in the last couple of years, as you can see on the right-hand side, and are a strong focus for Talkspace going forward.

Moving to the next slide, I will briefly discuss the unique way in which we manage our clinical network. As you can see from the data, we have over 2,600 providers in all 50 states providing both psychotherapy and psychiatry in all 50 states, and I will say that there are a couple of important differentiation and quality-driven points that I’d like to mention about our network.

One is that we only use licensed, certified and credentialed providers. We do not use sub-clinical licensure types, such as coaches, at all. We think it is a very important, I would say, differentiation point, because our primary focus, as I mentioned before, is coming up with very strong clinical outcomes.

The second one is that we measure clinical outcomes for its entire membership. Every individual that uses Talkspace will receive the industry-standard, evidence-based care surveys, or outcome measures, that are condition-specific, and we will, therefore, acquire a very large data set of clinical outcomes, which we can then use to improve the curation and delivery of the network in a few ways.

One is that we have created a rank or a scorecard of the entire network, which allows us to match the best, I would say, scoring therapist and psychiatrist, in terms of clinical outcome, with the people that are in need of their expertise with a certain condition. So, if I come in with a chief complaint of anxiety, I will always be matched to the best scoring therapist in treating anxiety that is available and is a good match for my other set of preferences. This, of course, allows us to direct more membership towards the very best therapists, and actually allows us to retrain and help the less good scoring therapists retrain and get better treatments and clinical outcomes, or if that doesn’t work out, it allows us to manage them off the platform, by not giving them more members.

Last, but not least, this digital control or management system allows us to predict and load-balance demand versus supply. We believe that this has been shown through COVID, where Talkspace has essentially doubled the number of its members, and still we maintain our SLA of providing a match in the very same day for everyone that wishes so. This capacity is, I would say, driven by our technology platform that allows us to learn from previous utilization and informs the size of panels, how many therapists in which states with which, I would say, credentials are needed to supply the demand, and we are being able to do that on the same-day basis ever since.

Moving to the next slide, I will just say, regarding our technology platform, that we have included technology as part of our platform with every stage of treatment. We have essentially attempted to make psychotherapy and psychiatry much more programmatic. Along, I would say, the steps that are need to complete treatment cycles, we have used technology to inform and help the clinicians and our Management Team make better decisions at every stage.

I mentioned before we did that with the matching algorithm, which is a very, very important part of generating successful treatment and outcomes, and I will briefly detail how our machine learning sets or corpus of algorithms works and how we utilize those predictive models in order to inform the providers, help them make better decisions and generate better outcomes.

Hudson Executive Capital and Talkspace Merger Announcement Conference Call, January 13, 2021

If you think about the history of Talkspace, the 2 million people that have used our platform to date, we have a very large repository of extremely successful treatment courses, and also a large group of treatment courses that were not as successful as we wanted them to be. This allows us to, essentially, do very large-scale regressions on this data and find commonalities in decisions that were made through the better treatment courses that yielded good outcomes, and also commonalities or patterns in less successful treatment courses. What we then do is use this data in order to suggest or provide insights to the therapists in real time in the form of the algorithms that I mentioned before, and I’ll give you a few examples.

We can predict the diagnosis and suggest to a provider on our platform that their member may be suffering from anxiety as a primary diagnosis, and perhaps depression as a secondary. This provider always makes their own decision and they can either agree with the suggestion and accept it, or disagree and reject it. It’s always their call. If they do agree with the suggestion, they actually provide this particular algorithm or model with positive feedback, that trains it a little better. If they disagree and reject it, they do exactly the same thing. By providing a negative feedback to the model, they actually train it just as well as providing a good response.

We do this for diagnosis, we do this for risk prediction, we do this for engagement style and for clinical approach, and many other decision points. In a way, the way we see this is training those set of algorithms by the network clinicians themselves, perhaps downloading their expertise, their passion, their experience and their talent, and in that way helping future therapists make better decisions when treating new patients or members on the platform.

The one thing that I will mention here is that we do not want or mean to replace the therapist. Those are only decision support tools and we always leave the decision or the judgment call in the hands of the human, the trained professional, which has studied many years to develop their skills.

Moving to Slide 15, I will briefly discuss the advantages of our user experience and comparing it to the traditional delivery of care.

If one was trying to find and schedule a session with a face-to-face therapist across the United States, the average time needed to deliver that is between two to three weeks. If you would try and do the same with a licensed psychiatrist, you will probably look at two to three months. Talkspace’s SLA and user experience delivers the first contact in under two minutes with a licensed professional who will do the matching, and very close to 100% matching in the very same day, typically three to four hours after beginning the matching process. So, that is a huge advantage in removing the access—one of the major access barriers.

The second part of the user experience is, of course, tenure, as I mentioned before. Typically, in face-to-face settings, you will spend just a couple of weeks, or sessions, in therapy. On the Talkspace platform, you will spend way over five months, which allows us to convert this into far superior clinical outcomes.

Last, but not least, in this slide—Doug has mentioned physician continuity—we integrate the care of both psychologists or psychotherapists and psychiatrists on the same user experience and the same platform and the same data platform. That allows us to treat more conditions, more acuities in a wider, I would say, scope of audiences that need help within the parameters of our SLA. This consumer-grade experience helps us in, I would say, also removing the stigma. Because of the convenience and the speed and, I would say, the aesthetics of using this healthcare product, that actually looks and feels like a complete consumer product, it allows many more potential members utilize our services.

In the next slide, Slide 16, you will see a short summary of some of the clinical research. We have a large body of research that’s dedicated to what we do with partners such as Columbia, Stanford and Duke, in terms of universities, and others. What I will mention here is, on the left-hand side of the slide, you will see the number 68%, which talks about remission for the major conditions in behavioral health, which are, of course, depression and anxiety. This is an extremely large-scale study. As you can see, the number of participants is over 10,000.

Hudson Executive Capital and Talkspace Merger Announcement Conference Call, January 13, 2021

What I would add to this is that 68% is a very strong outcome. It compares very favorably with what is expected from a very strong face-to-face modality outcome, but the two factors that I would like to add is that people that use the Talkspace platform can achieve this level of remission significantly faster than people that use the traditional face-to-face modality, and, if you will, the conversion, or the efficiency of the funnel is also dramatically enhanced.

So, going back to the very beginning of this discussion, we are managing to solve those two fundamental issues that I mentioned. Lack of access, we can get many, many more people to enjoy the benefits of psychotherapy and psychiatry; and far stronger clinical outcomes, which is driven by two major factors, or three major factors. One is the level of engagement allows us to improve tenure in a dramatic manner. Secondly, our technology allows us to curate the network and also provide the network clinicians with very strong clinical insights in real time, that helps them drive better clinical decisions, and this contributes to the removal, or at least a partial removal of those two large entry barriers that I mentioned from the beginning.

In the last part of my presentation, I’ll just show you this slide, that we have always believed in Talkspace, that in order to help drive stigma away and create this large market of, I would say, virtual technology-enabled behavioral health, we need to build the consumer brand in order to present therapy as, I would say, almost a lifestyle choice and a very natural solution to the problems that we all experience in some stages of our lives.

With that, we have recruited both Michael Phelps, early in 2018, and Demi Lovato, in 2020, as brand ambassadors, because they are true mental health warriors that are completely aligned with our mission and our vision, and have been extremely effective in driving both awareness to the need to open up access to be able to have services, and also help us build the brand.

I will stop here and hand it over to Mark Hirschhorn, our President and Chief Operating Officer, to talk about both our growth trajectory and our financial details. Thank you.

Mark Hirschhorn

Thank you, Oren.

I’m Mark Hirschhorn, and I want to thank you all for providing us with the opportunity to speak with you today. I want to spend the next few minutes focusing on the multiple growth opportunities that Talkspace will pursue over the next several years.

The genesis of Talkspace was in a direct-to-consumer digital ecosystem. For the past eight years, Talkspace has invested in building the most recognized brand in digital behavioral health. In fact, when compared to several other brands affiliated with much larger and heavily capitalized competitors, Talkspace has continued to control a leading market position. Our members continuously report that they find Talkspace both more effective and more convenient than traditional face-to-face therapy. We provide some metrics for you to review on this page.

We’ll also focus on bringing our new psychiatry services to create care continuity for our members across a broader range of behavioral acuities. Our opportunity set in psychiatry is substantial and continues to represent the area of strongest consumer demand. Additionally, we will drive further engagement of our existing member base by expanding our offerings beyond episodic-based treatment to holistic, self-paced programs, in order to drive greater tenure and value, in a manner similar to what we just did in November with our purchase of Lasting, an extremely powerful and effective tool for couples and relationship building.

Hudson Executive Capital and Talkspace Merger Announcement Conference Call, January 13, 2021

This is the page that represents the prelude to what will likely be defined years from now as one of the defining outcomes of the society living through a pandemic and, hopefully, contributing towards repairing the most broken, pervasive and debilitating issues in healthcare today. The implication of a massive surge in untreated mental health issues will surface in 2021, and beyond, and health plans need to be prepared. Health plans are, in fact, changing, and business leaders are changing their attitude and recognizing that there are tremendous costs associated with not addressing mental issues today. Plans are looking for innovative ways to expand network adequacy and accountability.

We have successfully partnered with several health plans, first, with limited scope pilots, then expanding into much larger populations over a multiyear period, as illustrated on the lower left-hand side of this page. Plans are looking for us to broaden the spectrum of care, provide insights and guidance into care navigation, and commit to being a durable, long-term partner.

We will also aggressively be expanding our B2B segment, through both the addition of new employer and health plan clients, as well as focusing on driving deeper penetration rates within our existing contracts. We will add new B2B clients by partnering with additional regional and national health plans, accelerating our outbound marketing efforts, leveraging our broker and consultant relationships, and continuing to penetrate the local government, college and university market.

I spoke earlier about expanding capabilities. That’s the force multiplier among our cohorts of clients, which is, in fact, that each new capability that we introduce can be leveraged across our entire client base. A bit more on that in a few minutes.

Another exciting driver for Talkspace is international expansion, where we believe we can tap into an additional TAM of over $23 billion. Our platform is built to be rapidly scaled and exportable between geographies. We intend to be in a half-dozen English-speaking international markets where we have a clear perspective on regulatory and clinical requirements by the end of this year. These markets are extremely attractive, as they tend to be less competitive, offer far fewer options, and provide for customer acquisition costs at a significant discount, as compared to the markets here in North America.

Finally, I’m really excited about the potential we have to use our public currency and, as a result of the great market receptivity to our PIPE, our strong cash position. I’ve had a long career focused on leveraging M&A to accelerate market prominence and amplify emerging technologies. We will look for acquisitions of complementary capabilities and service lines, such as wellness and coaching platforms.

We have now all learned that early intervention prevents higher long-term costs and will reduce higher acuity or chronic issues as mental health prospectively predicts the incidence of physical disease states, so we will, of course, pursue chronic managed care platforms, virtual therapy and psychiatry platforms. Then, we will look to integrate our suite of capabilities and utilize our unparalleled direct-to-consumer network to drive further penetration of our existing clients and new customers to realize the full potential of our deep set of solutions.

Now, let us spend a few minutes on our financials.

Over the past four years, Talkspace has been enjoying a very healthy revenue CAGR of 60% and a gross profit CAGR of over 75%. The breakout year for the company occurred last year, with the focus on enterprise growth, fueled by the tailwinds of COVID-19 adoption, generating tremendous unsolicited inbound interest in our commercial offerings. Our confidence in our ability to continue to post equally strong top line and improving bottom line results rests on the fundamentals we covered earlier in this presentation. We have eight years of consumer market experience and we have been refining our tools and processes to optimize our direct-to-consumer returns. We have a reliable consumer engine that provides us with strong ROI and excellent visibility in our current periods. Our B2B solutions have broad appeal, with a mix of contractual platform access fees and fee-for-service broad appeal from our health plan partners.

Hudson Executive Capital and Talkspace Merger Announcement Conference Call, January 13, 2021

We have been successfully scaling the business through unprecedented peak demand months during 2020, and we expect that our investments and resulting education through this challenging period sets us up for further growth and operational excellence in 2021. These figures represent only organic activities and any M&A should be assumed to be additive. We believe we will approach an inflection point in the next 18 to 24 months, as we pass over the $200 million revenue mark, and our strong gross margins will begin to generate operating cash in 2022. We exited 2020 with a $100 million run rate of revenue and great confidence in our ability to exceed $125 million in consolidated 2021 revenues.

We’ve made significant inroads with multiple payers, many looking to introduce our services into their EAP, managed behavioral and Medicare and Medicaid books of business. These are quite exciting times to be at the nadir of virtual behavioral healthcare. We are confident that we are operating in a comfortable margin corridor to provide ample room to recognize the superb contributions of our provider network and fund all of our operating expenses. The business projections illustrated here are fully funded as a result of our merger with Hudson Executive.

With that, I’m pleased to hand it back to Doug Braunstein for a review of the transaction overview and closing remarks.

Doug Braunstein

Thanks, Oren. Thanks, Mark.

Just a brief word on the details of our announced merger with Talkspace.

First, from a transaction funding standpoint, three sources of funding: $414 million of cash in trust in the SPAC; second is a $300 million committed PIPE financing—it’s important to note this PIPE was upsized after a highly successful and oversubscribed effort and it has attracted leading healthcare-oriented investors into the PIPE—and then third, we’re going to utilize $25 million from Hudson Executive Capital’ FPA, with an additional $25 million available, to backstop SPAC redemptions.

The second point is to note that the company is going to be capitalized after the transaction with $250 million in cash on the balance sheet, and as Mark said, that’s not included for growth in our projections, but it will be available to fund growth.

Then, finally, Talkspace will trade on the NASDAQ under the ticker “TALK” after the merger closes.

I want to thank you all for your interest and we look forward to working together with Talkspace Management to further improve access and outcomes for our members, for enhancing the work of our clinicians, for serving our payers and employers, and ultimately building long-term value for our investors. Thanks for your participation.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between Talkspace and HEIC. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. HEIC intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of HEIC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all HEIC shareholders. HEIC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of HEIC are urged to read the registration statement and the related proxy statement/prospectus (including all amendments and supplements thereto) and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by HEIC through the website maintained by the SEC at www.sec.gov.

The documents filed by HEIC with the SEC also may be obtained free of charge at HEIC’S website at https://hudsoninvestcorp.com/investors or upon written request to Hudson Executive Investment Corp., 570 Lexington Avenue, 35th Floor, New York, NY 10022.

Participants in Solicitation

HEIC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from HEIC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Talkspace and HEIC, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the services offered by Talkspace and the markets in which it operates, and future financial condition and performance of Talkspace and expected financial impacts of the transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the transaction, the PIPE transaction, the level of redemptions of HEIC’s public shareholders. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of HEIC’s securities, (ii) the risk that the transaction may not be completed by HEIC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by HEIC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the shareholders of HEIC, the satisfaction of the minimum trust account amount following redemptions by HEIC’s public shareholders and the receipt of certain governmental and regulatory

Hudson Executive Capital and Talkspace Merger Announcement Conference Call, January 13, 2021

approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on Talkspace’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Talkspace, (viii) the outcome of any legal proceedings that may be instituted against Talkspace or against HEIC related to the merger agreement or the proposed transaction, (ix) the ability to maintain the listing of HEIC’s securities on Nasdaq Stock Market, (x) the price of HEIC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which HEIC plans to operate, variations in performance across competitors, changes in laws and regulations affecting HEIC’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities, and (xii) the risk of downturns in the highly competitive telehealth and teletherapy markets. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of HEIC’s Registration Statement on Form S-4 discussed above and other documents filed by HEIC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Talkspace and HEIC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Talkspace nor HEIC gives any assurance that either Talkspace or HEIC will achieve its expectations.